**PZENA** INVESTMENT MANAGEMENT, INC.

## PZENA INVESTMENT MANAGEMENT, INC.
## REPORTS RESULTS FOR THE THIRD QUARTER OF 2015

- **2015 revenue was $30.8 million for the third quarter.**

- **2015 GAAP operating income was $16.2 million for the third quarter.**

- **2015 GAAP diluted earnings per share was $0.13 for the third quarter. For the same period, non-GAAP diluted earnings per share was $0.12.**

- **Declared a quarterly dividend of $0.03 per share.**

NEW YORK, NEW YORK, October 20, 2015 - Pzena Investment Management, Inc. (NYSE: PZN) reported the following U.S. Generally Accepted Accounting Principles (GAAP) and non-GAAP basic and diluted net income and earnings per share for the three and nine months ended September 30, 2015 and 2014 (in thousands, except per-share amounts):

|  | GAAP Basis For the Three Months Ended September 30, | | Non-GAAP Basis For the Three Months Ended September 30, | |
| --- | --- | --- | --- | --- |
|  | 2015 | 2014 | 2015 | 2014 |
|  | (unaudited) | | | |
| Basic Net Income | $ 1,922 | $ 2,059 | $ 1,799 | $ 1,737 |
| Basic Earnings Per Share | $ 0.13 | $ 0.16 | $ 0.12 | $ 0.13 |
| Diluted Net Income[1] | $ 8,932 | $ 9,503 | $ 1,799 | $ 1,737 |
| Diluted Earnings Per Share[1] | $ 0.13 | $ 0.14 | $ 0.12 | $ 0.13 |

|  | GAAP Basis For the Nine Months Ended September 30, | | Non-GAAP Basis For the Nine Months Ended September 30, | |
| --- | --- | --- | --- | --- |
|  | 2015 | 2014 | 2015 | 2014 |
|  | (unaudited) | | | |
| Basic Net Income | $ 5,466 | $ 5,631 | $ 5,356 | $ 4,890 |
| Basic Earnings Per Share | $ 0.40 | $ 0.45 | $ 0.39 | $ 0.39 |
| Diluted Net Income | $ 25,391 | $ 26,193 | $ 26,208 | $ 25,452 |
| Diluted Earnings Per Share | $ 0.37 | $ 0.39 | $ 0.38 | $ 0.37 |

1  During the three months ended September 30, 2015 and 2014, the calculation of non-GAAP diluted earnings per share resulted in an increase in earnings per share. Therefore, diluted net income and diluted earnings per share are assumed to be equal to basic net income and basic earnings per share.

The results for the three and nine months ended September 30, 2015 and 2014 include adjustments related to the Company's deferred tax asset, valuation allowance and the associated liability to its selling and converting shareholders.  Results for 2015 also include adjustments related to certain non-recurring charges recognized in operating expenses related to our new corporate headquarters during the first and second quarters of 2015.  Management believes that these accounting adjustments add a measure of non-operational complexity which obscures the underlying performance of the business.  In evaluating the financial condition and results of operations, management also reviews non-GAAP measures of earnings, which exclude these items.  Excluding these adjustments, non-GAAP diluted net income and non-GAAP diluted earnings per share were $1.8 million and $0.12, respectively, for the three months ended September 30, 2015, and $1.7 million and $0.13, respectively, for the three months ended September 30, 2014.  Non-GAAP diluted net income and non-GAAP diluted earnings per share were $26.2 million and $0.38, respectively, for the nine months ended September 30, 2015, and $25.5 million and $0.37, respectively, for the nine months ended September 30, 2014.  GAAP and non-GAAP net income for diluted earnings per share generally assume all operating company membership units are converted into Company stock at the beginning of the reporting period, and the resulting change to Company GAAP and non-GAAP net income associated with its increased interest in the operating company is taxed at the Company's effective tax rate, exclusive of the adjustments noted above and other adjustments.  When this conversion results in an increase in earnings per share or a decrease in loss per share, diluted net income and diluted earnings per share are assumed to be equal to basic net income and basic earnings per share for the reporting period.

Management uses the non-GAAP measures to assess the strength of the underlying operations of the business.  It believes the non-GAAP measures provide information to better analyze the Company's operations between periods and over time.  Investors should consider the non-GAAP measures in addition to, and not as a substitute for, financial measures prepared in accordance with GAAP.

**<u>Assets Under Management</u>**
**<u>(unaudited)</u>**

($ billions)

| | | For the Three Months Ended | | | | | For the Twelve Months Ended | | |
|---|---|---|---|---|---|---|---|---|---|
| | | September 30, 2015 | | June 30, 2015 | | September 30, 2014 | | September 30, 2015 | September 30, 2014 |
| **Institutional Accounts** | | | | | | | | | |
| Assets | | | | | | | | | |
| Beginning of Period | $ | 15.9 | $ | 15.9 | $ | 15.1 | $ | 14.3 $ | 13.8 |
| *Inflows* | | *1.5* | | *0.3* | | *0.4* | | *4.4* | *2.0* |
| *Outflows* | | *(0.6)* | | *(0.6)* | | *(0.8)* | | *(2.5)* | *(3.3)* |
| Net Flows | | 0.9 | | (0.3) | | (0.4) | | 1.9 | (1.3) |
| Market Appreciation/ (Depreciation) | | (1.9) | | 0.3 | | (0.4) | | (1.3) | 1.8 |
| End of Period | $ | 14.9 | $ | 15.9 | $ | 14.3 | $ | 14.9 $ | 14.3 |
| | | | | | | | | | |
| **Retail Accounts** | | | | | | | | | |
| Assets | | | | | | | | | |
| Beginning of Period Assets | $ | 12.1 | $ | 12.0 | $ | 11.9 | $ | 12.1 $ | 8.5 |
| *Inflows* | | *0.2* | | *0.3* | | *0.8* | | *1.2* | *3.4* |
| *Outflows* | | *(0.3)* | | *(0.6)* | | *(0.5)* | | *(1.9)* | *(1.3)* |
| Net Flows | | (0.1) | | (0.3) | | 0.3 | | (0.7) | 2.1 |
| Market Appreciation/ (Depreciation) | | (1.4) | | 0.4 | | (0.1) | | (0.8) | 1.5 |
| End of Period | $ | 10.6 | $ | 12.1 | $ | 12.1 | $ | 10.6 $ | 12.1 |
| | | | | | | | | | |
| **Total** | | | | | | | | | |
| Assets | | | | | | | | | |
| Beginning of Period | $ | 28.0 | $ | 27.9 | $ | 27.0 | $ | 26.4 $ | 22.3 |
| *Inflows* | | 1.7 | | 0.6 | | 1.2 | | 5.6 | 5.4 |
| *Outflows* | | *(0.9)* | | *(1.2)* | | *(1.3)* | | *(4.4)* | *(4.6)* |
| Net Flows | | 0.8 | | (0.6) | | (0.1) | | 1.2 | 0.8 |
| Market Appreciation/ (Depreciation) | | (3.3) | | 0.7 | | (0.5) | | (2.1) | 3.3 |
| End of Period | $ | 25.5 | $ | 28.0 | $ | 26.4 | $ | 25.5 $ | 26.4 |

**Financial Discussion**

**<u>Revenue (unaudited)</u>**

($ thousands)

| | For the Three Months Ended | | | | | |
| --- | --- | --- | --- | --- | --- | --- |
| | September 30, 2015 | | June 30, 2015 | | September 30, 2014 | |
| Institutional Accounts | $ | 23,233 | $ | 21,492 | $ | 21,431 |
| Retail Accounts | | 7,539 | | 8,018 | | 8,174 |
| Total | $ | 30,772 | $ | 29,510 | $ | 29,605 |

| | For the Nine Months Ended | | | |
| --- | --- | --- | --- | --- |
| | September 30, 2015 | | September 30, 2014 | |
| Institutional Accounts | $ | 65,694 | $ | 62,233 |
| Retail Accounts | | 23,241 | | 21,718 |
| Total | $ | 88,935 | $ | 83,951 |

Revenue was $30.8 million for the third quarter of 2015, an increase of 4.3% from $29.5 million for the second quarter of 2015, and of 3.9% from $29.6 million for the third quarter of 2014.

Included in these amounts were performance fees recognized of $3.2 million for the third quarter of 2015, compared to $0.3 million for the second quarter of 2015, and $2.1 million for the third quarter of 2014. In general, performance fees are calculated on an annualized basis over the contract's measurement period, which, for the majority of our performance fee arrangements, extends to three years.

Average assets under management for the third quarter of 2015 were $27.1 billion, a decrease of 4.2% from $28.3 billion for the second quarter of 2015 and an increase of 1.1% from $26.8 billion for the third quarter of 2014. The decrease from the second quarter of 2015 primary reflects market depreciation partially offset by net inflows.

The weighted average fee rate was 0.454% for the third quarter of 2015, increasing from 0.418% for the second quarter of 2015, and from 0.442% for the third quarter of 2014.

The weighted average fee rate for institutional accounts was 0.596% for the third quarter of 2015, increasing from 0.535% for the second quarter of 2015, and from 0.582% for the third quarter of 2014. The increase from last quarter primarily reflects the increase in performance fees recognized during the third quarter of 2015. The increase from the third quarter of 2014 primarily reflects the increase in performance fees, partially offset by a shift in mix toward our expanded value strategies which generally carry lower fee rates.

The weighted average fee rate for retail accounts was 0.262% for the third quarter of 2015, relatively flat from 0.263% for the second quarter of 2015, and decreasing from 0.271% for the third quarter of 2014. The decrease from the third quarter of 2014 primarily reflects a shift in mix toward our expanded value strategies, which generally carry lower fee rates.

Total operating expenses were $14.5 million for the third quarter of 2015, decreasing from $16.3 million for the second quarter of 2015 and increasing from $13.0 million for the third quarter of 2014. The decrease in operating expenses from the second quarter of 2015 was primarily due to one-time and non-recurring charges associated with the move to our new headquarters during the second quarter of 2015. The increase from the third quarter of 2014 is driven by increases in compensation and headcount, and expenses associated with our mutual funds. Details of operating expenses and a reconciliation of GAAP to non-GAAP operating expenses are shown below:

**Operating Expenses (unaudited)**

($ thousands)

|  | For the Three Months Ended | | | | | |
|---|---|---|---|---|---|---|
|  | September 30, 2015 | | June 30, 2015 | | September 30, 2014 | |
| Compensation and Benefits Expense | $ | 11,645 | $ | 11,800 | $ | 10,622 |
| General and Administrative Expense | | 2,896 | | 4,490 | | 2,351 |
| GAAP Operating Expenses | | 14,541 | | 16,290 | | 12,973 |
| One-Time Adjustments | | — | | (1,488) | | — |
| Non-GAAP Operating Expenses | $ | 14,541 | $ | 14,802 | $ | 12,973 |

|  | For the Nine Months Ended | | | |
|---|---|---|---|---|
|  | September 30, 2015 | | September 30, 2014 | |
| Compensation and Benefits Expense | $ | 35,515 | $ | 30,571 |
| General and Administrative Expense | | 10,989 | | 7,176 |
| GAAP Operating Expenses | | 46,504 | | 37,747 |
| One-Time Adjustments | | (1,834) | | — |
| Non-GAAP Operating Expenses | $ | 44,670 | $ | 37,747 |

As of September 30, 2015, employee headcount was 88, down from 89 at June 30, 2015 and up from 79 at September 30, 2014.

The operating margin was 52.7% on a GAAP basis for the third quarter of 2015, compared to 44.8% for the second quarter of 2015, and 56.2% for the third quarter of 2014. Excluding the non-recurring charges associated with the move to our new headquarters during the second quarter of 2015, the operating margin was 49.8% on a non-GAAP basis for the second quarter of 2015.

Other (expense)/ income was an expense of approximately $5.0 million for the third quarter of 2015, income of $0.2 million for the second quarter of 2015, and an expense of $2.3 million for the third quarter of 2014. Other (expense)/ income includes the (losses)/ gains and other investment income recognized by the Company on its direct investments, as well as those recognized by external investors on their investments in investment partnerships that the Company consolidates. A portion of (losses)/ gains and other investment income associated with the investments of outside interests are offset in net income attributable to non-controlling interests. For the third quarter of 2015, other (expense)/ income also includes an expense of $0.7 million reflecting an increase in the Company's liability to its selling and converting shareholders resulting from an increase in expected future tax benefits described in income tax expense/ (benefit) below. Changes in the liability to selling and converting shareholders associated with changes in the realizability of the deferred tax asset generated expenses of $0.7 million and $1.8 million in the second quarter of 2015 and the third quarter of 2014, respectively. Details of other (expense)/ income, as well as a reconciliation of the related GAAP and non-GAAP measures, are shown below:

**Other (Expense)/ Income (unaudited)**

($ thousands)

| | For the Three Months Ended | | |
| --- | --- | --- | --- |
| | September 30, 2015 | June 30, 2015 | September 30, 2014 |
| Net Interest and Dividend Income | $ 187 | $ 308 | $ 88 |
| (Losses)/ Gains and Other Investment Income | (4,398) | 460 | (434) |
| Change in Liability to Selling and Converting Shareholders[1] | (697) | (672) | (1,824) |
| Other (Expense)/ Income | (119) | 65 | (179) |
| GAAP Other (Expense)/ Income | (5,027) | 161 | (2,349) |
| Change in Liability to Selling and Converting Shareholders[1] | 697 | 672 | 1,824 |
| Outside Interests of Investment Partnerships[2] | 2,605 | (370) | 149 |
| Non-GAAP Other (Expense)/ Income, Net of Outside Interests | $ (1,725) | $ 463 | $ (376) |

| | For the Nine Months Ended | |
| --- | --- | --- |
| | September 30, 2015 | September 30, 2014 |
| Net Interest and Dividend Income | $ 615 | $ 268 |
| (Losses)/ Gains and Other Investment Income | (3,923) | 80 |
| Change in Liability to Selling and Converting Shareholders[1] | (1,614) | (3,947) |
| Other Expense | (233) | (205) |
| GAAP Other Expense | (5,155) | (3,804) |
| Change in Liability to Selling and Converting Shareholders[1] | 1,614 | 3,947 |
| Outside Interests of Investment Partnerships[2] | 2,295 | 19 |
| Non-GAAP Other (Expense)/ Income, Net of Outside Interests | $ (1,246) | $ 162 |

1  Reflects the change in the liability to the Company's selling and converting shareholders associated with the deferred tax asset generated by the Company's initial public offering and subsequent unit conversions.

2  Represents the non-controlling interest allocation of the loss/ (income) of the Company's consolidated investment partnerships to its external investors.

The Company recognized income tax expense of $0.7 million for the third quarter of 2015 and $0.6 million for the second quarter of 2015, and an income tax benefit of $0.2 million for the third quarter of 2014.  Income taxes for the third quarter of 2015 included a $0.8 million income tax benefit associated with a decrease to the valuation allowance recorded against the Company's deferred tax asset related to the basis step ups created by operating company unit exchanges.  This adjustment generated $0.8 million and $2.4 million in income tax benefits in the second quarter of 2015 and third quarter of 2014, respectively.  Details of the income tax expense, as well as a reconciliation of the related GAAP and non-GAAP measures, are shown below:

**Income Tax Expense/ (Benefit) (unaudited)**

($ thousands)

| | For the Three Months Ended | | | | | |
| --- | --- | --- | --- | --- | --- | --- |
| | September 30, 2015 | | June 30, 2015 | | September 30, 2014 | |
| Non-GAAP Corporate Income Tax Expense | $ | 956 | $ | 925 | $ | 1,225 |
| Non-GAAP Unincorporated and Other Business Tax Expenses | | 612 | | 575 | | 701 |
| Non-GAAP Income Tax Expense | | 1,568 | | 1,500 | | 1,926 |
| Change in Valuation Allowance[1] | | (820) | | (790) | | (2,439) |
| Less: Effects of One-Time Adjustments[2] | | — | | (144) | | — |
| Net Adjustment to Deferred Tax Asset[3] | | — | | — | | 293 |
| GAAP Income Tax Expense/ (Benefit) | $ | 748 | $ | 566 | $ | (220) |

| | For the Nine Months Ended | | | |
| --- | --- | --- | --- | --- |
| | September 30, 2015 | | September 30, 2014 | |
| Non-GAAP Corporate Income Tax Expense | $ | 2,767 | $ | 3,559 |
| Non-GAAP Unincorporated and Other Business Tax Expenses | | 1,718 | | 2,318 |
| Non-GAAP Income Tax Expense | | 4,485 | | 5,877 |
| Change in Valuation Allowance[1] | | (1,907) | | (5,583) |
| Less: Effects of One-Time Adjustments[2] | | (176) | | — |
| Net Adjustment to Deferred Tax Asset[3] | | — | | 895 |
| GAAP Income Tax Expense | $ | 2,402 | $ | 1,189 |

1 Reflects the change in the valuation allowance assessed against the deferred tax asset established
   as part of the Company's initial public offering and subsequent unit conversions.

2 Reflects the tax effect of non-recurring lease expenses on Corporate Income Tax Expense and Unincorporated and Other
   Business Tax Expenses for the second quarter of 2015 of $108 thousand and $36 thousand, respectively, and $25 thousand
   and $7 thousand for the first quarter of 2015, respectively, which are excluded from Non-GAAP results.

3 Reflects the net impact of the changes in the Company's deferred tax asset and valuation allowance
   assessed against the deferred tax asset associated with the changes in expected future tax benefits.

Details of the net income attributable to non-controlling interests of the Company's operating company and consolidated subsidiaries, as well as a reconciliation of the related GAAP and non-GAAP measures, are shown below:

**Non-Controlling Interests (unaudited)**

($ thousands)

| | For the Three Months Ended | | | | | |
| --- | --- | --- | --- | --- | --- | --- |
| | September 30, 2015 | | June 30, 2015 | | September 30, 2014 | |
| Operating Company Allocation | $ | 11,139 | $ | 10,523 | $ | 12,593 |
| Add Back: Effects of One-Time Adjustments[1] | | — | | 1,197 | | — |
| Non-GAAP Operating Company Allocation | | 11,139 | | 11,720 | | 12,593 |
| Outside Interests of Investment Partnerships[2] | | (2,605) | | 370 | | (149) |
| Less: Effects of One-Time Adjustments[1] | | — | | (1,197) | | — |
| GAAP Net Income Attributable to Non-Controlling Interests | $ | 8,534 | $ | 10,893 | $ | 12,444 |

| | For the Nine Months Ended | | | |
| --- | --- | --- | --- | --- |
| | September 30, 2015 | | September 30, 2014 | |
| Operating Company Allocation | $ | 31,703 | $ | 35,599 |
| Add Back: Effects of One-Time Adjustments[1] | | 1,475 | | — |
| Non-GAAP Operating Company Allocation | | 33,178 | | 35,599 |
| Outside Interests of Investment Partnerships[2] | | (2,295) | | (19) |
| Less: Effects of One-Time Adjustments[1] | | (1,475) | | — |
| GAAP Net Income Attributable to Non-Controlling Interests | $ | 29,408 | $ | 35,580 |

1  Reflects the effects of non-recurring lease expenses on non-controlling interests.

2  Represents the non-controlling interest allocation of the (loss)/ income of the Company's consolidated investment partnerships to its external investors.

On October 13, 2015, the Company's Board of Directors approved a quarterly dividend of $0.03 per share of its Class A common stock to be declared on October 20, 2015.  The following dates apply to the dividend:

    Record Date:     November 12, 2015

    Payment Date:    November 25, 2015

During the last twelve months, inclusive of the dividend noted above, the Company declared total dividends of $0.41 per share of its Class A common stock.

**Third Quarter 2015 Earnings Call Information**

Pzena Investment Management, Inc. (NYSE: PZN) will hold a conference call to discuss the Company's financial results and outlook at 10:00 a.m. ET, Wednesday, October 21, 2015.  The call will be open to the public.

*Webcast Instructions:* To gain access to the webcast, which will be "listen-only," go to the Events page in the Investor Relations area of the Company's website, www.pzena.com.

*Teleconference Instructions:* To gain access to the conference call via telephone, U.S./Canada callers should dial 866-271-6130; international callers should dial 617-213-8894.  The conference ID number is 52931344.

*Replay:* The conference call will be available for replay through November 7, 2015, on the web using the information given above.

**About Pzena Investment Management**

Pzena Investment Management, LLC, the firm's operating company, is a value-oriented investment management firm. Founded in 1995, Pzena Investment Management has built a diverse, global client base.  More firm and stock information is posted at www.pzena.com.

**Forward-Looking Statements**

This press release may contain, in addition to historical information, forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on the Company's current assumptions, expectations and projections about future events. Words like "believe," "anticipate," "intend," "estimate," "expect," "project," and similar expressions are used to identify forward-looking statements, although not all forward-looking statements contain these words. These forward-looking statements are necessarily estimates reflecting the best judgment of the Company's management and involve a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied by the forward-looking statements.

Among the factors that could cause actual results to differ from those expressed or implied by a forward-looking statement are those described in the sections entitled "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Company's Annual Report on Form 10-K, as filed with the SEC on March 13, 2015 and in the Company's Quarterly Reports on Form 10-Q as filed with the SEC. In light of these risks, uncertainties, assumptions, and factors, actual results could differ materially from those expressed or implied in the forward-looking statements.

You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this release.

The Company is not under any obligation and does not intend to make publicly available any update or other revisions to any forward-looking statements to reflect circumstances existing after the date of this release or to reflect the occurrence of future events even if experience or future events make it clear that any expected results expressed or implied by those forward-looking statements will not be realized.

Contact:  Gary Bachman, 212-355-1600 or bachman@pzena.com

# PZENA INVESTMENT MANAGEMENT, INC.

## CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
### (in thousands)

| | As of | | | |
|---|---|---|---|---|
| | September 30, 2015 | | December 31, 2014 | |
| | (unaudited) | | | |
| **ASSETS** | | | | |
| Cash and Cash Equivalents | $ | 33,643 | $ | 39,109 |
| Restricted Cash | | 3,659 | | 2,810 |
| Due from Broker | | 556 | | 94 |
| Advisory Fees Receivable | | 24,571 | | 22,939 |
| Investments | | 28,369 | | 27,945 |
| Prepaid Expenses and Other Assets | | 1,800 | | 1,599 |
| Deferred Tax Asset, Net of Valuation Allowance of $53,029 and $44,239, respectively | | 17,139 | | 14,618 |
| Property and Equipment, Net of Accumulated Depreciation of $993 and $3,072, respectively | | 8,013 | | 2,772 |
| TOTAL ASSETS | $ | 117,750 | $ | 111,886 |
| | | | | |
| **LIABILITIES AND EQUITY** | | | | |
| Liabilities: | | | | |
| Accounts Payable and Accrued Expenses | $ | 19,629 | $ | 5,974 |
| Due to Broker | | 794 | | 698 |
| Securities Sold Short, at Fair Value | | 2,337 | | 1,572 |
| Liability to Selling and Converting Shareholders | | 19,778 | | 15,358 |
| Deferred Compensation Liability | | 2,096 | | 2,211 |
| Lease Liability | | 247 | | 354 |
| Other Liabilities | | 548 | | 686 |
| TOTAL LIABILITIES | | 45,429 | | 26,853 |
| | | | | |
| Equity: | | | | |
| Total Pzena Investment Management, Inc.'s Equity | | 16,484 | | 18,401 |
| Non-Controlling Interests | | 55,837 | | 66,632 |
| TOTAL EQUITY | | 72,321 | | 85,033 |
| TOTAL LIABILITIES AND EQUITY | $ | 117,750 | $ | 111,886 |

# PZENA INVESTMENT MANAGEMENT, INC.

## UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
### (in thousands, except share and per-share amounts)

| | For the Three Months Ended September 30, | | For the Nine Months Ended September 30, | |
| --- | --- | --- | --- | --- |
| | 2015 | 2014 | 2015 | 2014 |
| **REVENUE** | $ 30,772 | $ 29,605 | $ 88,935 | $ 83,951 |
| **EXPENSES** | | | | |
| Compensation and Benefits Expense | 11,645 | 10,622 | 35,515 | 30,571 |
| General and Administrative Expense | 2,896 | 2,351 | 10,989 | 7,176 |
| TOTAL OPERATING EXPENSES | 14,541 | 12,973 | 46,504 | 37,747 |
| Operating Income | 16,231 | 16,632 | 42,431 | 46,204 |
| Other Expense | (5,027) | (2,349) | (5,155) | (3,804) |
| Income Before Taxes | 11,204 | 14,283 | 37,276 | 42,400 |
| Income Tax Expense/ (Benefit) | 748 | (220) | 2,402 | 1,189 |
| Consolidated Net Income | 10,456 | 14,503 | 34,874 | 41,211 |
| Less: Net Income Attributable to Non-Controlling Interests | 8,534 | 12,444 | 29,408 | 35,580 |
| Net Income Attributable to Pzena Investment Management, Inc. | $ 1,922 | $ 2,059 | $ 5,466 | $ 5,631 |
| Earnings per Share - Basic and Diluted Attributable to Pzena Investment Management, Inc. Common Stockholders: | | | | |
| Net Income for Basic Earnings per Share | $ 1,922 | $ 2,059 | $ 5,466 | $ 5,631 |
| Basic Earnings per Share | $ 0.13 | $ 0.16 | $ 0.40 | $ 0.45 |
| Basic Weighted Average Shares Outstanding | 14,585,650 | 12,965,606 | 13,591,432 | 12,443,687 |
| Net Income for Diluted Earnings per Share | $ 8,932 | $ 9,503 | $ 25,391 | $ 26,193 |
| Diluted Earnings per Share | $ 0.13 | $ 0.14 | $ 0.37 | $ 0.39 |
| Diluted Weighted Average Shares Outstanding | 68,036,216 | 67,632,072 | 68,136,888 | 67,879,923 |

# PZENA INVESTMENT MANAGEMENT, INC.

## UNAUDITED NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS
### (in thousands, except share and per-share amounts)

| | Non-GAAP Basis For the Three Months Ended September 30, | | Non-GAAP Basis For the Nine Months Ended September 30, | |
| --- | --- | --- | --- | --- |
| | **2015** | **2014** | **2015** | **2014** |
| **REVENUE** | $ 30,772 | $ 29,605 | 88,935 | $ 83,951 |
| | | | | |
| **EXPENSES** | | | | |
| Compensation and Benefits Expense | 11,645 | 10,622 | 35,515 | 30,571 |
| General and Administrative Expense | 2,896 | 2,351 | 9,155 | 7,176 |
| TOTAL OPERATING EXPENSES | 14,541 | 12,973 | 44,670 | 37,747 |
| Operating Income | 16,231 | 16,632 | 44,265 | 46,204 |
| | | | | |
| Other (Expense)/ Income, Net of Outside Interests | (1,725) | (376) | (1,246) | 162 |
| | | | | |
| Income Before Taxes and Operating Company Allocation | 14,506 | 16,256 | 43,019 | 46,366 |
| | | | | |
| Unincorporated and Other Business Tax Expenses | 612 | 701 | 1,718 | 2,318 |
| Allocable Income | 13,894 | 15,555 | 41,301 | 44,048 |
| | | | | |
| Operating Company Allocation | 11,139 | 12,593 | 33,178 | 35,599 |
| Income Before Corporate Income Taxes | 2,755 | 2,962 | 8,123 | 8,449 |
| | | | | |
| Corporate Income Tax Expense | 956 | 1,225 | 2,767 | 3,559 |
| Non-GAAP Net Income | $ 1,799 | $ 1,737 | $ 5,356 | $ 4,890 |
| Effect of One-Time Adjustments | — | — | (183) | — |
| Tax Receivable Agreement Income, Net of Taxes | 123 | 322 | 293 | 741 |
| GAAP Net Income | $ 1,922 | $ 2,059 | $ 5,466 | $ 5,631 |
| | | | | |
| Earnings Per Share - Basic and Diluted Attributable to Pzena Investment Management, Inc. Common Stockholders: | | | | |
| | | | | |
| Net Income for Basic Earnings per Share | $ 1,799 | $ 1,737 | $ 5,356 | $ 4,890 |
| Basic Earnings per Share | $ 0.12 | $ 0.13 | $ 0.39 | $ 0.39 |
| Basic Weighted Average Shares Outstanding | 14,585,650 | 12,965,606 | 13,591,432 | 12,443,687 |
| | | | | |
| Net Income for Diluted Earnings per Share | $ 1,799 | $ 1,737 | $ 26,208 | $ 25,452 |
| Diluted Earnings per Share | $ 0.12 | $ 0.13 | $ 0.38 | $ 0.37 |
| Diluted Weighted Average Shares Outstanding | 14,585,650 | 12,965,606 | 68,136,888 | 67,879,923 |